August 21, 2015

By Electronic Submission

Ms. Kathleen Collins

Accounting Branch Chief

Office of Information Technologies and Services

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	Red Hat, Inc.
Form 10-K for the Fiscal Year Ended February 28, 2015
Filed April 28, 2015
File No. 001-33162

Dear Ms. Collins:

Thank you for your letter dated August 7, 2015.

On behalf of Red Hat, Inc. (the “Company”) and as discussed by telephone with Ms. Ji Shin of the Staff of the U.S. Securities and Exchange Commission on August 19, 2015, this letter confirms that the Company intends to respond to the Staff’s comments on or before September 4, 2015.

Please contact me at (919) 754-4340 if you have any questions.

Sincerely,

/s/ R. Brandon Asbill
R. Brandon Asbill
Assistant General Counsel
Red Hat, Inc.

cc:	Frank Knapp, Staff Accountant
Ji Shin, Staff Attorney
Mark P. Shuman, Legal Branch Chief